Exhibit 99.10

Los Azules Copper Project

San Juan Province, Argentina

NI 43-101 Technical Report

Prepared for:

Minera Andes, Inc.

111 East Magnesium Road, Suite A

Spokane, WA 99208

Prepared by:

350 Indiana Street, Suite 500

Golden, Colorado 80401

(303) 217-5700

Fax (303) 217-5705

Tetra Tech Project No. 114-310857

March 26, 2008

Los Azules Copper Project	Minera Andes, Inc.

TABLE OF CONTENTS

1.0	SUMMARY	1

2.0	INTRODUCTION	2

	2.1 Terms of Reference	2

	2.2 Scope of Work	2

	2.3 Basis of Report	2

	2.4 Qualifications of Consultant	3

	2.5 Units	3

	2.6 Glossary of Geologic and Mining Terms and Statement of Abbreviations	4

3.0	RELIANCE ON OTHER EXPERTS	7

4.0	PROPERTY DESCRIPTION AND LOCATION	8

	4.1 Location	8

	4.2 Property and Title in Argentina	8

	4.3 Terms of Lease Agreements	11

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY	14

	5.1 Accessibility	14

	5.2 Climate	14

	5.3 Local Resources and Infrastructure	14

	5.4 Physiography	14

	5.5 Environmental Conditions	15

6.0	HISTORY	16

	6.1 Property History	16

	6.2 Exploration History	16

	6.3 Drilling	17

7.0	GEOLOGICAL SETTING	18

	7.1 Regional Geology	18

	7.2 Property Geology	21

8.0	DEPOSIT TYPES	26

	8.1 Typical Porphyry Copper System	26

	8.2 Los Azules Deposit	28

9.0	MINERALIZATION	30

10.0	EXPLORATION	31

11.0	DRILLING	32

12.0	SAMPLING METHOD AND APPROACH	35

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY	36

	13.1 Introduction	36

Tetra Tech	March 14, 2008	ii

Los Azules Copper Project	Minera Andes, Inc.

	13.2 Sample Preparation	36

	13.3 Sample Analyses	38

	13.4 Security	38

14.0	DATA VERIFICATION	40

	14.1 Verification of Geologic Data	40

	14.2 Verification of Analytical Data	40

15.0	ADJACENT PROPERTIES	41

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING	42

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	43

18.0	OTHER RELEVANT DATA AND INFORMATION	44

19.0	INTERPRETATION AND CONCLUSIONS	45

20.0	RECOMMENDATIONS	46

21.0	REFERENCES	47

22.0	DATE AND SIGNATURE PAGE	48

23.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES	50

24.0	ILLUSTRATIONS	51

LIST OF TABLES

Table 2-1	Key Project Personnel	3

Table 2-2	Standard Conversion Facto	4

Table 4-1	Property Claim Status	13

Table 6-1	Exploration Drilling by Year and by Company	17

Table 11-1	Significant Drilling Results	34

LIST OF FIGURES

Figure 4-1	Location Map	9

Figure 4-2	Property Claim Location Map	12

Figure 7-1	General Province Map	19

Figure 7-2	Regional Geology Map	20

Figure 7-3	Property Geology Map	22

Figure 7-4	Cross Section Location Map	23

Figure 7-5	Geological Section N6558600	24

Tetra Tech	March 14, 2008	iii

Los Azules Copper Project	Minera Andes, Inc.

List of Figures continued

Figure 8-1	Typical Porphyry Copper Deposit	27

Figure 11-1	Drill Hole Location Map	33

Figure 13-1	Sample Preparation Diagram	37

Tetra Tech	March 14, 2008	iv

Los Azules Copper Project	Minera Andes, Inc.

1.0	SUMMARY

Tetra Tech, Inc. (Tt) was commissioned by Minera Andes, Inc. (MAI) to prepare a Canadian National Instrument 43-101 (NI 43-101) compliant Technical Report for the Los Azules Copper Project in Argentina. This technical report has been prepared to present the information on the Los Azules copper project pursuant to NI 43-101 reporting requirements. The effective date of this report is March 2008. The Qualified Person responsible for this report is Mr. Don Tschabrun, Principal Mining Engineer of Tt.

The project consists of a porphyry copper deposit occurring on land owned by MAI to the south (approximately 3400 ha) and adjacent property owned by Xstrata PLC (Xstrata) to the north. In November of 2007 MAI signed a definitive Option Agreement with Xstrata. MAI, in its fourth drilling program, is currently drilling on both MAI-controlled land and Xstrata land to further define the limits and complete in-fill of the mineralized zones.

Previous work recognizes two principal geological groups at Los Azules: an upper volcanic suite and a lower intrusive complex. This porphyry copper deposit seems to represent a typical porphyry system that consists of a supergene-enriched zone superimposed on a primary mineralized zone. The leached cap zone above the supergene enrichment zone appears to be devoid of copper mineralization, as none has been noted from surface or drill core observations. Mineralization at the Los Azules deposit consists of various copper sulfide minerals in two main zones consisting of the supergene and primary zones. Minerals in the supergene enrichment zone are comprised of chalcocite, chalcopyrite, and pyrite. The supergene zone varies considerably in thickness from 40 m to well over 200 m, as some holes bottomed in copper mineralization. Mineralization in the primary zone consists of chalcopyrite and pyrite with minor amounts of bornite and covellite. Mineralization controls consist of the extensive stockworks, veining and faulting as noted in the drill core. At the current drill hole spacing (400 m north-south by 200 m east-west) the copper porphyry system appears to be continuous from drill hole to drill hole. Locally the mineralized porphyry target appears to extend about 3 km north-south by 1 km east-west.

At the present time, the Los Azules copper deposit is considered to be an exploration-stage project. There are currently no mineral resources or mineral reserves based on Canadian National Instrument 43-101 standards.

Tetra Tech	March 14, 2008	1

Los Azules Copper Project	Minera Andes, Inc.

2.0	INTRODUCTION

Tetra Tech, Inc. (Tt) was commissioned by Minera Andes, Inc. (MAI) to prepare a Canadian National Instrument 43-101 (NI 43-101) compliant Technical Report for the Los Azules Copper Project in Argentina. In 1994 MAI was granted the Cordon de Los Azules Cateo 545.957-D-94. This cateo was divided and converted into two “Manifestactiones de Discubrimiento” on October 17, 1998, known as Los Azules 1 and Los Azules 2. These MD’s cover the southern half of the Los Azules property.

2.1	Terms of Reference

This report has been prepared in accordance with the guidelines provided in National Instrument 43-101, Standards of Disclosure for Mineral Projects, dated December 23, 2005. The Qualified Person responsible for this report is Mr. Don Tschabrun, Principal Mining Engineer of Tt.

2.2	Scope of Work

The Los Azules copper project is an exploration-stage project and has never operated. As of the date of this report, no mineral resources meeting NI 43-101 standards have been estimated.

The Los Azules copper project is one of five MAI properties in the San Juan Province, which together total 24,318 ha. The most prominent of these deposits is the Los Azules deposit, which comprises MAI’s portion consisting of 3,374 ha (8,334 acres). The other mineral properties do not have sufficient data available at this time for review.

The scope of work undertaken by Tt involved an in-depth review of the available documentation of the exploration, geology, sampling, assaying, and related data collection for the Los Azules property that has been compiled by previous entities and MAI.

2.3	Basis of Report

Tt has prepared this report exclusively for MAI. The information presented, opinions and conclusions stated, and estimates made are based on the following information:

•	Source documents for this report, which are summarized in Section 21.0;

•	Assumptions, conditions, and qualifications as set forth in the report;

•	Data, reports, and opinions from prior owners and third-party entities; and

•	Personal inspection and review.

Tt has not independently conducted any title or other searches, but has relied upon MAI for information on the status of the claims, property title, agreements, and other pertinent conditions. In addition, Tt has not independently conducted any sampling, mining, processing, economic studies, permitting or environmental studies on the property.

Tetra Tech	March 14, 2008	2

Los Azules Copper Project	Minera Andes, Inc.

2.4	Qualifications of Consultant

This report has been prepared based on a technical review by consultants sourced from Tt’s Golden, Colorado office. These consultants are specialists in the fields of geology, mineral resource estimation, mineral reserve estimation and classification, mining and mineral economics.

Don Tschabrun of Tt visited the Los Azules property from February 11 through 15, 2007. During his visit Mr. Tschabrun examined the Los Azules exploration drilling, core storage facility and the data repository in Mendoza, Argentina.

Neither Tt nor any of its employees and associates employed in the preparation of this report has any beneficial interest in MAI or in the assets of MAI. Tt will be paid a fee for this work in accordance with normal professional consulting practice.

The individuals, who have provided input to this technical report, listed below in Table 2-1, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

Table 2-1

MINERA ANDES, INC. – LOS AZULES PROJECT

Key Project Personnel

Company	Name	Title
Minera Andes, Inc.	Brian Gavin	Vice President
	Denis Hall	Exploration Manger

Tetra Tech, Inc.	John Rozelle	Principal Geologist
	Don Tschabrun	Principal Mining Engineer

Rippere Geotechnical Services	Ken Rippere	Geotechnical Engineer

2.5	Units

Unless explicitly stated, all units presented in this report are in the Metric System (i.e. metric tonnes, kilometers (km), centimeters (cm), millimeters (mm), percent (%), and parts per million (ppm)). All references to economic data are in U.S. dollars.

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

Tetra Tech	March 14, 2008	3

Los Azules Copper Project	Minera Andes, Inc.

Table 2-2

MINERA ANDES, INC. – LOS AZULES PROJECT

Standard Conversion Factors

To Convert from Imperial Units	To Metric	Multiply by:
Acres	Hectares	0.404687
Feet	Meters	0.30480
Miles	Kilometers	1.609344
Tons	Tonnes	0.907185
Troy Ounces	Grams	31.1035
Troy Ounces/ton	Grams/tonne	34.2857

2.6	Glossary of Geologic and Mining Terms and Statement of Abbreviations

•	“andesite” is a type of dark colored, fine grained volcanic rock;

•	“anomalous” means either a geophysical response that is higher or lower than the average background or rock samples that return assay values greater than the average background;

•	“argillic” means pertaining to clay or clay minerals;

•

“Feasibility Study” is a study prepared to mineral industry standards, which if economically positive, provides that a bank or other lending institution may loan funds for production development of the project;

•	“breccia” means a course grained rock, composed of angular broken rock fragments held together by a finer grained matrix;

•	“Cateo” means an exploration concession for mineral rights granted to an individual or company in the Republic of Argentina, as defined by the Republic of Argentina Mining Code, as amended;

•

“Claims” mean the Cateos, Manifestacion de Descubrimiento, Mina, Estaca Mina (as defined by the Republic of Argentina Mining Code, as amended) described herein issued to MASA, MSC or MAI by the government of Argentina or any provincial government;

•	“dacite” is a type of fine-grained extrusive rock;

•	“Estaca Mina” means areas granted to extend the area covered by existing Minas;

•	“felsic” describes an igneous rock having abundant light colored minerals;

•	“graben” means an elongate crustal block that is bounded by faults on its long sides;

•

“grab sample” means one or more pieces of rock collected from a mineralized zone that when analyzed do not represent a particular width of mineralization nor necessarily the true mineral concentration of any larger portion of a mineralized area;

Tetra Tech	March 14, 2008	4

Los Azules Copper Project	Minera Andes, Inc.

•	“igneous rock” means a rock formed by the cooling of molten rock either underground or at the surface of the earth;

•	“illitic” is a general name for a group of clay minerals;

•	“intrusive rock” means an igneous rock that, when in the molten or partially molten state, penetrated into or between other rocks, but cooled beneath the surface;

•	“low sulfidation” applies to a type of mineralization low in sulfur content;

•	“Manifestacion de Descubrimiento” (literally, manifestation of discovery) means the intermediate stage between the exploration phase and exploitation phase of development;

•

“metamorphic rock” means an igneous or sedimentary rock that has been altered by exposure to heat and pressure (resulting from deep burial, contact with igneous rocks, compression in mountain building zones or a combination of these factors) but without complete melting. Metamorphosis typically results in partial recrystallization and the growth of new minerals;

•	“Metasediment” refers to metamorphosed sedimentary rock;

•	“Metavolcanics” refers to metamorphosed volcanic rock;

•	“Mina” means an exploitation grant based on Manifestacidn de Descubrimiento;

•

“net smelter return royalty” is a form of royalty payable as a percentage of the value of the final product of a mine, after deducting the costs of transporting ore or concentrate to a smelter, insurance charges for such transportation, and all charges or costs related to smelting the ore. Normally, exploration, development, and mining costs are not deducted in calculating a net smelter return royalty. However, such royalties are established by contract or statute (in the case of property owned by governments), and the specific terms of such contracts or statutes govern the calculation of the royalty;

•

“net profits royalty” is a form of royalty payable as a percentage of the net profits of a mining operation. In contrast to net smelter return royalties, costs relating to exploration, development and mining may be deducted from the net proceeds of the operation in calculating the royalty. However, such royalties are established by contract or statute (in the case of property owned, by governments), and the specific terms of such contracts or statutes govern the calculation of the royalty;

•	“orebody” means a continuous well-defined mass of material containing enough ore to make extraction economically feasible;

•	“porphyry” means an igneous rock of any composition that contains conspicuous large mineral crystals in a fine-grained ground mass;

•	“pyroclastic” means pertaining to rock material formed by volcanic explosion or expulsion from a volcanic vent;

•	“rhyolite” is a type of felsic lava flow;

•	“stratabound” means a mineral deposit confined to a single stratigraphic unit;

•	“stratigraphy” means the science of rock strata;

•	“synvolcanic”means formed at the time of volcanic activity;

Tetra Tech	March 14, 2008	5

Los Azules Copper Project	Minera Andes, Inc.

•	“tuffaceous” is a general term for all consolidated pyroclastic rocks;

•	“Underlying Royalty” means any royalties on the Claims that are part of the lease, purchase or option of said Claim from the owner or any royalties that may be imposed by the provincial government;

•	“vein” means a mineral filling of a fault or fracture in the host rock, typically in tabular or sheet-like form;

•	“VLF-EM” means a very low frequency electromagnetic geophysical instrument used in exploration to measure variances of conductivity in surficial sediments and bedrock;

•	“volcanic rock” (basalt, pillowed-flows, rhyolite) means an igneous rock that has been poured out or ejected at or near the earth’s surface; and

•	“volcanoclastic rock” (wacke, tuff, turbidite) means a sedimentary rock derived from the transportation and deposition of volcanic rock fragments by air (tuft) or water (wacke or turbidite).

Abbreviations of technical terms used in this report:

Ag	silver
Au	gold
As	arsenic
Cu	copper
ft	feet
g/t	grams per tonne
g Au/t	grams gold per tonne
g Ag/t	grams silver per tonne
ha	hectare(s)
Hg	mercury
IP/RES	induced polarization and resistivity (survey)
kg	kilogram(s)
km	kilometer(s)
m	meter(s)
Mo	molybdenum
NSR	Net Smelter Return
oz	ounce
Pb	lead
ppb	parts per billion
ppm	parts per million
ton	short ton (2,000 pounds)
tonne	metric tonne (2,204.6 pounds)
Sb	antimony
sq.	square
tpd	tonnes per day
VLF-EM	very low frequency electromagnetic (survey)
Zn	zinc

Tetra Tech	March 14, 2008	6

Los Azules Copper Project	Minera Andes, Inc.

3.0	RELIANCE ON OTHER EXPERTS

Many of these reports and other documents were prepared by mining consultants and/or consulting firms on behalf of the entities that had minerals rights for the Los Azules copper Project at various times. Tt has used a number of the references in the preparation of this report. The reports referenced have each been reviewed for materiality and accuracy, as they pertain to MAI’s plans for the property. Specific experts that had an important role in the preparation of this report include:

Ken Rippere

Graduated with a BS degree in Geological Engineering from the Colorado School of Mines in 1966.

Is a member of the American Institute of Professional Geologists (CPG No. 6023), The Society of Mining, Metallurgy, and Exploration (SME), and is registered to practice geology in Arizona and Georgia.

Has worked on the geotechnical aspects of rock slopes, including both design and failure management, particularly for open pit mines, for 41 years, nearly equally divided between consulting and mine operations, at properties around the world.

Denis Hall

Graduated from the University of Arizona in 1964 with a BS in Geological Engineering, mining option. Graduated from the University of Arizona in 1972 with a MSc in Economic Geology and Petrology.

Is a member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME) and the Society of Economic Geologists (SEG).

Has worked as a mine and exploration geologist and mineral industry consultant for a total of forty-three years since graduating from the University of Arizona. During his professional career, he has worked for operating companies, consulting firms, and exploration oriented companies.

Don Tschabrun has personally reviewed all of their input in order to ensure that it meets all of the necessary reporting criteria as set out in Canadian Instrument NI 43-101 guidelines.

Tetra Tech	March 14, 2008	7

Los Azules Copper Project	Minera Andes, Inc.

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Los Azules project is located in the Frontal Cordillera of Argentina between 31° 06’00” south latitude and 70° 10’00” west longitude in the western portion of San Juan Province, Calingasta Department, adjacent to the Argentina/Chilean border as shown in Figure 4-1. The San Juan Province Project comprises five properties totaling 24,318 ha in southwestern San Juan province. Elevation ranges from 2,500 m to 5,500 m with moderate to high relief.

The Los Azules project in particular is about 3,374 ha (8,334 acres) and was discovered by MAI geologists through regional exploration in the Andes. The project is situated in Argentina near the Argentina/Chile border between two prolific mineral belts that straddle the border and is held by two Manefestaciones de Discubrimiento. To the north of the property, the El Indio gold belt is host to multi-million ounces of gold, and includes significant gold discoveries such as Veladero, Sancarron, Pascua and El Indio-El Tambo. The property lies in a belt of porphyry copper prospects such as El Pachon (Xstrata), El Altar (Rio Tinto), Los Piuquenes (Rio Tinto) and Rincones de Araya (Tenke).

The project’s mineralized area straddles property currently held by Xstrata to the north and MAI to the south. MAI has held the southern portion of the property since 1994. The northern portion of the property has been held and explored by Battle Mountain Gold from 1994—1999 and by Mount Isa Mines (now Xstrata) from 2004 to the present time.

The hydrothermal system at Los Azules is an altered area approximately 8 km (N-S) by 5 km (E-W) surrounding a core mineralized porphyry target that is about 3 km by 1 km in size. The target straddles the MAI property boundary where early drilling by Battle Mountain on the adjacent property (Xstrata’s property to the north) revealed copper grades and thicknesses that increase toward the MAI land holdings.

4.2	Property and Title in Argentina

The laws, procedures and terminology regarding mineral title in Argentina differ considerably from those in the United States and in Canada. Mineral rights in Argentina are separate from surface ownership and are owned by the federal government. Mineral rights are administered by the provinces. The following summarizes some of the Argentinean mining law terminology in order to aid in understanding our land holdings in Argentina.

1.	Cateo: A cateo is an exploration concession which does not permit mining but gives the owner a preferential right to a mining concession for the same area. Cateos are measured in 500 ha unit areas. A cateo cannot exceed 20 units (10,000 ha). No person may hold more than 400 units in a single province. The term of a cateo is based on its area: 150 days for the first unit (500 ha) and an additional 50 days for each unit thereafter. After a period of 300 days, 50% of the area over four units (2,000 ha) must be dropped. At 700 days, 50% of the area remaining must be dropped. (Note: At each stage the land can be converted to one or more md’s.)

Time extensions may be granted to allow for bad weather and difficult access. Cateos are identified by a file number or “expediente” number. Cateos are awarded by the following process:

Tetra Tech	March 14, 2008	8

VENEZUELA
COLOMBIA
ECUADOR
PERU
BRAZIL
SOUTH AMERICA
BOLIVIA
LOS AZULES
COPPER PROJECT
ARGENTINA
CHILE
BOLIVIA
ANDES
MOUNTAINS
MATO
GROSSO
DO SUL
BRAZIL
SÃO PAULO
PARAGUAY
Asunción
PARANÁ
SALTA
CHACO
Map Area
LOS AZULES
COPPER PROJECT
SAN JUAN
CÓRDOBA
ENTRE
RÍOS
RIO GRANDE
DO SUL
URUGUAY
Santiago
Buenos Aires
Montevideo
CHILE
MENDOZA
BUENOS AIRES
RÍO NEGRO
CHUBUT
ATLANTIC
OCEAN
AISÉN
SANTA
CRUZ
Las
Ramades
LOS AZULES
COPPER PROJECT
Matagusanos
Calingasta
Albardon
Rivadavia
SAN JUAN
Bermejo
Barrea
CHILE
ARGENTINA
Cuncumen
Villa Media Agua
Estacion
Uspallata
Los Andes
MENDOZA
VILLA NUEVA
N
0 10 20 30 40 50
Scale in Kilometers

Issued by:	Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	*Minera Andes Inc.*	Fig4-1.cdr	**Figure 4-1** **General Location Map** **Los Azules Copper Project**
	Project: Los Azules Copper Project	Project Number: 114-310857	
	Project Location: San Juan Province, Argentina	Date of Issue: 03/14/2008

Los Azules Copper Project	Minera Andes, Inc.

•	Application for a cateo covering a designated area. The application describes a minimum work program for exploration;

•	Approval by the province and formal placement on the official map or graphic register;

•	Publication in the provincial official bulletin;

•	A period following publication for third parties to oppose the claim;

•	Awarding of the cateo.

The length of this process varies depending on the province, and commonly takes up to two years. Accordingly, cateo status is divided into those that are in the application process and those that have been awarded. If two companies apply for cateos on the same land, the first to apply has the superior right. During the application period, the first applicant has rights to any mineral discoveries made by third parties in the cateo without its prior consent. While it is theoretically possible for a junior applicant to be awarded a cateo, because applications can be denied, we know of no instances where this has happened.

Applicants for cateos may be allowed to explore on the land pending formal award of the cateo, with the approval of the surface owner of the land. The time period after which the owner of a cateo must reduce the quantity of land held does not begin to run until 30 days after a cateo is formally awarded.

Until August 1995, a “canon fee”, or tax, of Peso$400 per unit was payable upon the awarding of a cateo. A recent amendment to the mining act requires that this canon fee be paid upon application for the cateo.

2.	Mina: To convert an exploration concession to a mining concession, some or all of the area of an cateo must be converted to a mina. Minas are mining concessions which permit mining on a commercial basis. The area of a mina is measured in “pertenencias”. Each mina may consist of two or more pertenencias. “Common pertenencias” are six ha and “disseminated pertenencias” are 100 ha (relating to disseminated deposits of metals rather than discrete veins). The mining authority may determine the number of pertenencias required to cover the geologic extent of the mineral deposit in question. Once granted, minas have an indefinite term assuming exploration development or mining is in progress. An annual canon fee of Peso$580 per pertenencia is payable to the province.

Minas are obtained by the following process:

•

Declaration of manifestation of discovery in which a point within a cateo is nominated as a discovery point. The manifestation of discovery is used as a basis for location of pertenencias of the sizes described above. Manifestations of discovery do not have a definite area until pertenencias are proposed. Within a period following designation of a manifestation of discovery, the claimant may do further exploration, if necessary, to determine the size and shape of the orebody.

•

Survey (mensura) of the mina. Following a publication and opposition period and approval by the province, a formal survey of the pertenencias (together forming the mina) is completed before the granting of a mina. The status of a surveyed mina provides the highest degree of mineral land tenure and rights in Argentina.

Tetra Tech	March 14, 2008	10

Los Azules Copper Project	Minera Andes, Inc.

3.	Estaca Minas: These are six-hectare extensions to existing surveyed minas that were granted under previous versions of the mining code. Estaca minas are equivalent to minas. New Estaca minas were eliminated from the mining code in August 1996.

4.	Provincial Reserve Areas: Provinces are allowed to withdraw areas from the normal cateo/mina process. These lands may be held directly by the province or assigned to provincial companies for study or exploration and development.

All mineral rights described above are considered forms of real property and can be sold, leased or assigned to third parties on a commercial basis. Cateos and minas can be forfeited if minimum work requirements are not performed or if annual payments are not made. Generally, notice and an opportunity to cure defaults is provided to the owner of such rights.

Grants of mining rights, including water rights, are subject to the rights of prior users. Further, the mining code contains environmental and safety provisions administered by the provinces. Prior to conducting operations, miners must submit an environmental impact report to the provincial government describing the proposed operation and the methods to be used to prevent undue environmental damage. The environmental impact report must be updated biennially, with a report on the results of the protection measures taken. If protection measures are deemed inadequate, additional environmental protection may be required. Mine operators are liable for environmental damage. Violators of environmental standards may be caused to shut down mining operations.

4.3	Terms of Lease Agreements

In 1994 MAI was granted the Cordon de Los Azules Cateo 545.957-D-94. This cateo was divided and converted into two “Manifestactiones de Discubrimiento” on October 17, 1998, known as Los Azules 1 and Los Azules 2. These MD’s cover the southern half of the Los Azules property. Additional peripheral cateos were picked up in 2007 (see Table 4-1).

MAI owns 100% interest in its land that makes up the southern half of the property. The Xstrata properties (Figure 4-2) are subject to a contract signed in November 2007, whereby MAI has a right to earn a 100% interest in Xstrata’s property by spending at least US$1,000,000 on the property over the next four years, making payments to keep the property in good standing, and producing an NI 43-101 compliant preliminary economic assessment (PA). If the PA shows the project to be potentially economically viable, at a planned production rate of 100,000 tonnes (200 million pounds) of copper metal per year for a period of 10 years, then Xstrata will have a one-time back-in right to earn 51% of the combined properties by making a cash payment to MAI of three times MAI’s expenditures on the property up to that date, completing a feasibility study within five years, and assuming underlying property commitments. In the event that the PA does not meet the size criterion contemplated above, Xstrata’s interest would reduce to a first right of refusal on any subsequent sale of the property. All lands that make up the property’s mineral applications are subject to a provincial “mouth of mine” royalty of between zero and three percent. This royalty will be negotiated with the province of San Juan as the project advances.

Tetra Tech	March 14, 2008	11

2370000
2380000
2390000
6570000
6560000
6550000
N
0068-G-96
0068-P-94
083-M-06
546207-S-94
1334-B-95
545053-P-94
1124.277-A-07
0069-G-96
194832-C-82
TOTORA
414.1324-C-05
ESCORPIO IV
213-C-03
ESCORPIO II
0154-C-96
TOTORA II
0496-C-99
546.189-R-94
546.177-A-94
MERCEDES
0644-M-96
Los Azules
Mineralized Body
AZUL 2
520.0280-M-98
AZUL 1
520.0279-M-98
AZUL ESTE
1124.186-A-07
259-J-04
8838-C-93
LOS BAGRES
1707-A-95
339070-R-93
749-R-95
380-J-04
338682-I-92
338688-I-92
338694-I-92
545634-M-94
Propiedades Minera Andes
Propiedades Xstrata y otros

from: Minera Andes Inc.

Issued by:	Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	Minera Andes Inc.	Fig4-2.cdr	**Figure 4-2** **Property Claim Location Map**
	Project: Los Azules Copper Project	Project Number: 114-310857	
	Project Location: San Juan Province, Argentina	Date of Issue: 03/25/2008

Los Azules Copper Project	Minera Andes, Inc.

The Xstrata properties to be acquired by MAI are subject to two underlying agreements. The first agreement covering approximately 1,400 ha has remaining payments totaling US$845,000 to acquire a 100% interest in these lands. The second agreement, covering the remainder of the Xstrata lands contains underlying payments totaling US$410,000, a US$1,000,000 work commitment, and a 25% buy back clause if a feasibility study is completed within three years of Xstrata/MAI exercising the option to acquire the property. If the vendor buys back five percent or less, their interest will convert to a one percent net smelter royalty (NSR).

Table 4-1 shows the current land status of MAI’s Los Azules property.

Table 4-1

MINERA ANDES, INC. – LOS AZULES PROJECT

Property Claim Status

Name	File Number	Hectares (ha)
Principal Land Holdings
Los Azules 1	520-0279-M98	2,054.2
Los Azules 2	520-0280-M98	1,320.0
Peripheral Land Holdings
No name	546.189-R-94	5,697.5
No name	546.177-A-94	5954.15
No name	1124.277-A-07	1,860.91
Los Azules 3	1124.121-A-06	166.76
Los Azules Este	1124.186-A-07	2,372.5
Los Azules Norte	1124.668-M-07	131.94

Tetra Tech	March 14, 2008	13

Los Azules Copper Project	Minera Andes, Inc.

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

The Los Azules project is located in the Frontal Cordillera of Argentina between 31° 06’00” south latitude and 70° 10’00” west longitude in the western portion of San Juan Province, Calingasta Department, adjacent to the Argentina/Chilean border. The Los Azules porphyry copper deposit is some 6 km to the southeast of the nearest Chilean-Argentina frontier.

The project is west and slightly north of Calingasta, accessed by 120 km of unimproved dirt road with eight river crossings and two mountain passes (both above 4,100 m elevation) in the Cordillera de la Totora, in the San Juan Province of Argentina. Calingasta is located west of the city of San Juan along Route 12. The last 95 km of dirt road to the project was constructed by Battle Mountain Gold, prior to which, access was by mules.

5.2	Climate

At the Los Azules project, the elevation ranges between 3,500 m (11,480 ft) and 4,500 m (14,760 ft) above mean sea level. The climate is tundra-like (semiarid/cold) with abundant snowfall during winter and temperatures as low as -30°C. Apparently frequent northwesterly winds can approach 120 kms/hr (about 75 mph).

Exploration work typically commences in November and terminates in early April.

5.3	Local Resources and Infrastructure

The Los Azules project area is quite remote and therefore, no infrastructure is present. In addition, there are no nearby towns and/or settlements. The exploration operations are carried by means of a man-camp near the project area.

5.4	Physiography

The project is centered on La Ballena (English translation: the whale), a low NNW-SSE-trending ridge located on the property. The property is rugged and ranges in elevation from 3,500 m to nearly 4,500 m. Vegetation is sparse and is virtually absent at higher elevations.

Long, narrow lakes occupy the valley floors on either side of La Ballena. These lakes are fed by snowmelt, but apparently reflect the groundwater regime as well, with standing water levels at about 3,600 m in elevation. Springs are noted at about 3,790 m in elevation upstream of the lake along the west side of La Ballena. Groundwater-fed springs and lakes are also noted around the range to the west between 3,800 and 3,900 m in elevation and along the eastern flank of Cordillera de la Totora. These lakes then feed the westerly flowing Rio La Embarrada, which is joined by the Rio Frio to the west before turning south into the Rio de las Salinas, a main tributary to the San Juan River.

Deposits of glacial debris (morainal materials) and scree mantle much of the deposit and adjacent mountainsides. In the target area, these materials locally exceed 60 m in thickness, but on La Ballena the cover is often 10 m or less.

Tetra Tech	March 14, 2008	14

Los Azules Copper Project	Minera Andes, Inc.

5.5	Environmental Conditions

At the present time, there are no significant environmental issues at the project site, as it is an exploration project. Reclamation activities are comprised of re-grading the drill pad sites.

Tt noted that while on site, MAI had deployed an environmental group (Vector Argentina SA) from Mendoza to commence a complete baseline study which includes a detailed water sampling program within the primary target area, as well as surrounding areas and downstream of the man camp.

Tetra Tech	March 14, 2008	15

Los Azules Copper Project	Minera Andes, Inc.

6.0	HISTORY

6.1	Property History

Battle Mountain Canada Ltd. (BMCL) and Minera BMG, an Argentina subsidiary of Battle Mountain Gold were incorporated into Newmont Mining Ltd. during a corporate consolidation on June 21, 2000. Prior to the consolidation, Battle Mountain Canada Ltd. explored a block of claims on the Chile-Argentine border and discovered a large hydrothermal alteration zone associated with dacite porphyry intrusions and stockwork structural zones, which was drilled with reverse circulation holes during 1998 and 1999. This discovery led to the recognition that the suggested porphyry copper-gold deposit area was not entirely contained within the lands controlled by Minera BMG, thus leading to the optioning of the Los Azules lands of Minera Andes Inc.

6.2	Exploration History

BMCL (1999) reported that the high Cordillera of San Juan, especially the Los Azules range (also known as the Valle de Los Patos Norte) was not known geologically prior to the 1980’s. The only important project active at that time was the Cu-Mo prospect known as “El Pachon” which was located about 100 km south of Los Azules.

The following chronology was taken from BMCL (1999). At the end of the 1970’s, airborne reconnaissance and reconnaissance mapping surveys detected a series of color anomalies that might correspond to porphyry copper systems. These areas were located some 20 km south of the Paso de La Coipa-Los Azules range.

a.	During the summer field season of 1985 and 1986, reconnaissance geological mapping, and surface geochemical sampling in the vicinity of some of these color anomalies returned various anomalous values of arsenic, silver and copper in the region of Rincones de Araya and La Coipa.

b.	In 1994, subsequent to a TM imagery study, Minera BMG asked for an exploration cateo in the “Los Azules” region. Minera BMG also optioned properties owned by Solitario (now TNR Resources). In March 1995, Minera BMG initiated work in the sector of Quebrada La Embarrada along the Paso de La Coipa and Cordon de Los Azules west of Cordillera La Tortora. This work defined several zones of alteration and the presence of extrusive volcanic rocks and porphyries. Some chip samples returned values ranging from 0.3 to 0.5 g Au/t and up to 41 g Ag/t associated with anomalous copper values.

c.	In December 1995, a detailed geological and prospecting campaign confirmed the presence of porphyritic intrusive rocks and hydrothermal veins. During the summer season of 1996/1997, Minera BMG decided that an access road should be established.

d.	In 1997 and early 1998, Minera BMG constructed a new road for a total distance of about 95 km.

e.	During March 1998, Minera BMG completed an airborne survey, detailed geological mapping, rock chip sampling, trenching and ten (10) widely spaced RC (reverse circulation) drill holes (total 2,167 m). These holes confirmed the presence of porphyry copper—gold mineralization in the east central portion of the property.

Tetra Tech	March 14, 2008	16

Los Azules Copper Project	Minera Andes, Inc.

f.	During the 1998/1999 field season, an additional fourteen (14) reverse circulation (R.C.) holes totaling 3,490 m were drilled in the northern portion of the Los Azules option (Escorpio II, Manifestacion #0154-F-28) and three (3) holes totaling 836 m were completed on the “La Coipa” property (Paso de La Coipa, Cateo # 545940-B-94).

6.3	Drilling

Drilling has been completed using both reverse circulation (RC) and diamond core (core) methods. Drilling programs have taken place in 1998, 1999, 2004, 2006, and 2007. The 1998 and 1999 drilling programs were completed by BMG. The 2004, 2006, and 2007 drilling programs have been completed by Minera Andes (work included 4 holes drilled by MIM (now Xstrata) in 2004, prior to the initial letter agreement between the two companies). Table 6-1 details the drilling to date by year and by company.

Table 6-1

MINERA ANDES, INC. – LOS AZULES PROJECT

Exploration Drilling by Year and by Company

YEAR	COMPANY	No. OF HOLES	METERS DRILLED
1998	BMG	16	3,514
1999	BMG	8	2,013
2004	Xstrata (Mt Isa Mines)	4	Unknown
2004	Minera Andes	9	2,050
2006	Minera Andes	11	3,426
2007	Minera Andes	12	2,694

Note: Drilling is ongoing and MAI expects to drill 24 holes during the 2008 field season.

Tetra Tech	March 14, 2008	17

Los Azules Copper Project	Minera Andes, Inc.

7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The property is located in a geological province known as the Cordillera Frontal, a mountainous region situated between the Pre-Cordillera and the Cordillera Principal (Figure 7-1). This region, located along the western side of Argentina and adjacent to the Chilean border, covers the provinces of Catamarca, La Rioja, San Juan and Mendoza between latitude 21°00’ south and 36°46’ south.

During Middle to Lower Miocene times, active volcanism resulted in a geographically broad distribution of porphyry-type copper-gold epithermal gold-silver deposits over 250 km wide zone from the Andean Cordillera through the Pampean ranges. In Chile, the well known Maricunga and El Indio gold belts were formed during the same time. Equivalent occurrences in Argentina include Laguna Verde, Cerro Delta, Veladero and Pascua Lama. Middle to late Tertiary volcanism was extensive and episodic. Tertiary metallic deposits are considered to be associated with subduction-related crustal shortening and resultant magmatic activity, or more likely, with a back-arc crustal extension tectonic regime. It culminated in development of multiple, superimposed calderas and associated epithermal gold-silver copper deposits.

There are three main rock groups according to Battle Mountain Gold (BMG, 1999): 1) pre-Jurassic basement, 2) Mesozoic sequence, and 3) Cenozoic sequence (refer to Figure 7-2). Subvolcanic and plutonic intrusive rocks are found in all of these units.

Pre-Jurassic Basement

This group is composed of sedimentary clastic deposits, mainly lithic-feldspathic sandstone with minor breccias, black shales and arkose interlayered with volcanicpyroclastic rocks which have been intruded by Permian Granites. This group is discordantly overlain by a thick sequence of volcanic-sedimentary rocks with a basal section of andesites and dacite and an upper section of rhyolites, locally intruded by Triassic granitic rocks (Choiyoi Group) of Permian-Triassic age.

Mesozoic Sequence

During the Mesozoic, an important sedimentary hiatus is noted in the Frontal Cordillera. In the Cordillera Principal towards the southwest, some Mesozoic outcrops have been identified. These are represented by La Manga Formation (calcareous rocks) of Middle Jurassic age; Tordillos Formation (Conglomerates and sandstone) of Upper Jurassic age; Jurassic Formation (volcanic and Pyroclastic rocks) of Upper Cretaceous age and Cristo Redentor Formation (pyroclastic and volcaniclastic sequence) of upper Cretaceous age.

Cenozoic Sequence

This group is composed of interlayered volcanic and volcaniclastic rocks which have been intruded by granodiorite to diorite stocks, dykes, and sills. The sequence is intruded by numerous Oligocene and Miocene igneous rocks (diorites, quartz diorites, and andesites) that belong to the Rio Grande Super Unit and Infiernillo Unit. The intrusive episode is responsible for the conspicuous hydrothermal alteration and mineralization (both disseminated and vein type).

Tetra Tech	March 14, 2008	18

70°
69°
68°
67°
29°
30°
31°
32°
N
REPUBLICA DE CHILE
PROVINCIA DE LA RIOJA
CORDILLERA FRONTAL
DEPRESION BARREAL-RODEO
PRECORDILLERA
DEPRESION DE LA TRAVESÍA
SIERRAS PAMPEANAS
CORDILLERA PRINCIPAL
VALLE DE JACHAL
VALLE DE GUALILAN
VALLE DEL TULUM
PROYECTO LA COIPA - LOS AZULES
Rio Blanco
Rio Valle del Cura
Rio de los Piojos
Rio Jachal
Rio San Francisco
Rio Atutia
Rio San Juan
Rio de los Patos
PROVINCIA DE MENDOZA
PROVINCIA DE SAN LUIS
0
50
100 km
Rojas & Asociados
Consultores Mineros
LOS AZULES PROJECT
San Juan Province, Argentina

Issued by: TETRA TECH, 350 Indiana Street, Suite 500, Golden, Colorado 80401, (303) 217-5700 (303) 217-5705 fax	Prepared for: **Minera Andes Inc.**	File Name: Fig7-1.cdr	**Figure 7-1 General Province Map**
	Project: Los Azules Copper Project	Project Number: 114-310857	
	Project Location: San Juan Province, Argentina	Date of Issue: 03/14/2008

N
Villa Nueva
LOS AZULES
6560000
Calingasta
Tamberias
Barreal
Argentina
Pachon
Pelambres
6460000
2 400 000
LEGEND
Quaternary
Pleocene-Pleistocene
Miocene-Pleocene 1Intrusive2Volcanic
Miocene 1Intrusive2Volcanic
Oligocene-Miocene 1Intrusive2Volcanic
Cretaceous
Jurassic
Permian-Triassic1Intrusive2Porphyric3Volcanic
Devonian-Carboniferous-Permian
Cenozoic
Mesozoic
Paleozoic
Fault
Projects
Cities,towns,villages
0 10 20 40
Scale in Kilometers
Rojas & Asociados
Consultores Mineros
REGIONAL GEOLOGY
LOS AZULES PROJECT
San Juan Province, Argentina

Issued by:	Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	*Minera Andes Inc.*	Fig7-2.cdr	**Figure 7-2** **Regional Geology Map**
	Project: Los Azules Copper Project	Project Number: 114-310857	
	Project Location: San Juan Province, Argentina	Date of Issue: 03/14/2008

Los Azules Copper Project	Minera Andes, Inc.

Quaternary

This group is composed principally of glacial and fluvial glacier deposits. There are extensive areas of gravels and unconsolidated sand within the quaternary cover.

A tectonic-stratigraphic order has been established in the Andean Region that defies the cyclical nature of the deformation history according to BMG (1999). All the units are separated by discordance of different magnitudes. These rocks are controlled by Andean Orogenic Cycle. Deformation is concentrated in north-south oriented bands and the principal structures are large vertical faults.

The main structural features have been created generally by over thrusting that at a local level, formed folds and developed reverse high angle faults that dip either east or west. The general north-south trend of the structural trends is often intersected by a secondary north-northwest structural trend. The junctions of these structural trends have provided the locus for the emplacement of subvolcanic bodies and channelways that permitted the flow of hydrothermal solutions that generated the surface alteration.

7.2	Property Geology

The Los Azules project is based on a NNW-SSW-trending ridge (La Ballena) that exists at the southern end of a hydrothermally altered system approximately 8 km long (NS) by 5 km wide (EW), which surrounds a core mineralized porphyry target that is about 3 km long by 1 km wide. The target straddles the MAI property boundary where drilling on the adjacent property by BMG (north of MAI’s property) has revealed copper grades and thicknesses that increase toward the MAI ground.

Previous work recognizes two principal geological groups at Los Azules: an upper volcanic suite and a lower intrusive complex as shown in Figure 7-3. The volcanic suite comprises a basal rhyolitic unit overlain by dacitic pyroclastics and andesitic flows. The lower suite is described as diorite-tonalite in composition with a dacite porphyry core. In addition, a rhyolitic-dacitic pyroclastic and volcaniclastic suite, interpreted to be part of the Choiyoi Group (Permian-Triassic) form the known basement rocks in the Los Azules area. Figures 7-4 through 7-5 illustrate the plan map and typical cross section of the interpreted geology, which is based on surface mapping and drilling.

The existence of eroded volcanic cones allows one to distinguish two types of processes. One related with the eruption of volcanic material (pyroclastic, welded tuff) and other one with the emplacement of the porphyry rocks. Each process causes a different style of mineralization and alteration. The erupted material includes rhyolitic, red color volcaniclastic rocks and breccias (Pliocene) with some calcite and epidote veining common.

A dacitic pyroclastic flow lies over this sequence, associated with porphyritic intercalations of rhyolite and fine-grained dacitic flows. Andesites and dacites flows are exposed towards the (Figure 7-3) upper part of the volcanic cone.

The andesites are dark green, magnetite rich with epidote veinlets. The intrusive rock is a porphyritic granodiorite to quartz diorite (Lower Miocene) with late NNW orientated dacite porphyry dike like bodies, mapped along La Ballena ridge. The porphyry name may change depending on the abundance of feldspar and quartz.

The longitudinal section infer the distribution of the dacite porphyry intruding the dioritic porphyry (granodorite porphyry). In some drill holes hydrothermal breccias can be observed. They are covered by fluvio-glacial and colluvium deposits. The drill cores display moderate silicification, quartz veins and veinlets, along with the formation of quartz stockworks.

Tetra Tech	March 14, 2008	21

2382000
2383000
2384000
6560000
6559000
6558000
6557000
N
Legend
Cover - clasic
Hidrothermal Breccia
Undifferenciated pyroclastic secuence
Rhyolite
Dacite Porphyry
Andesite
Faults
XSTRATA CONTROLLED (SOLITARIO - TNR)
XSTRATA CONTROLLED (BOSQUE)
MINERA ANDES PROPERTIES
Rojas & Asociados
Sociedad Anónima
Geology Map
LOS AZULES PROJECT
San Juan Province, Argentina
150 75 0 150 Meters

Issued by:	Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	**Minera Andes Inc.**	Fig7-3.cdr	**Figure 7-3** **Property Geology Map**
	Project: Los Azules Copper Project	Project Number: 114-310857	
	Project Location: San Juan Province, Argentina	Date of Issue: 03/14/2008

6560200
6559800
6559400
6559000
6558600
6558200
6557800
6557400
Legend
Drill Hole at 3600 m
Faults
Sections
Lithology
Diorite
Dacite Porphyry
0 250 500 Meters
from: Gauss Kruger Campo Inchauspe / Rojas & Asociados

Issued by: TETRA TECH, 350 Indiana Street, Suite 500, Golden, Colorado 80401, (303) 217-5700 (303) 217-5705 fax	Prepared for: **Minera Andes Inc.**	File Name: Fig7-4.cdr	**Figure 7-4 Cross Section Location Map**
	Project: Los Azules Copper Project	Project Number: 114-310857	
	Project Location: San Juan Province, Argentina	Date of Issue: 03/14/2008

LITHOLOGY
W
E
AZ0406
AZ0615
AZ0715A
AZ0724A
AZ0724
AZ0401
AZ0724B
AZ0724D
AZ0722
AZ0727A
AZ0727
3800m
3700m
3600m
3500m
0
200 m
Legend
Cover
Dacite Porphyry
Diorite
Volcanics
ALTERATION
W
E
Legend
Cover
Potassic
Prophylitic
Potassic-Sericitic
Sericitic
MINERALIZATION
W
E
0.05
0.17
0.01
0.21
0.18
0.00
0.01
0.67
0.01
0.62
0.46
0.01
0.67
0.34
0.01
0.23
Legend
Cover
Leached
Enriched
Primary

from: Rojas & Asociados

Issued by:	Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	Minera Andes Inc.	Fig7-5.cdr	Figure 7-5 Geological Section N6558600
	Project: Los Azules Copper Project	Project Number: 114-310857	
	Project Location: San Juan Province, Argentina	Date of Issue: 03/14/2008

Los Azules Copper Project	Minera Andes, Inc.

West of La Ballena hill, a sequence of light to reddish colored felsic volcanic rocks outcrops, which corresponds to a rhyolite volcaniclastic and rhyolite breccias, related to different volcanic cones. Calcite and epidote veining stained by hematite give this unit its distinctive red color.

On the Xstrata property to the north the dacite porphyry intrudes the diorite to granodiorite porphyry. The contact is an intrusive one with a breccia zone near the borders. The clasts are mixed: dacite porphyry varying to diorite-granodiorite porphyry. It is an assimilation process from the dacite porphyry towards the diorite-granodiorite porphyry.

Alteration

Dacite porphyries and minor breccias accompanying diorite porphyry dominate the geology of the area. This is reflected in the drill holes, where dacite porphyry is the principal rock type including veins and stockwork mineralization.

Drill hole loggings and previous surface mapping marks Los Azules area as coherent with a porphyry copper system in close connection with the high sulphidation system (epithermal), observed on the summits of the range mountain, located east. In the northern part of the area (Xstrata ground), well defined Rhyolitic clay-silica altered lithocap is preserved on the higher ridges.

The alteration in outcrop is dominantly phyllic and often overprints hypogene potassic alteration. Silicification is strongly developed within the dacite porphyry, as stockwork veinlets, veins, and is often pervasive, as well. Most the rocks affected by alteration exhibit pyrite and associated specularite.

Phyllic alteration is structurally controlled and characterized by strong to pervasive sericite and quartz, and generally, texturally destructive. Westward, propylitic alteration occurs as haloes outward from the mineralized system. The propylitic alteration is associated with chlorite, epidote, quartz, and calcite.

The drill holes reveal strong to moderate sericitic (phyllic) alteration; less argillic alteration, comprising mixed sericitic and kaolinitic clays. This alteration is developed in connection with fault zones or structures. Kaolinitic alteration seems to be more supergene in origin. The phyllic alteration partially replaces early potassic alteration in the upper part of the hydrothermal system. Tourmaline veins and dissemination are associated with the phyllic alteration.

Silicification textures range from fine grain to saccharoidal, suggesting quartz recrystallization.

Variable amounts of chlorite replace remnant hydrothermal biotite, where the superimposed phyllic alteration becomes weaker.

The phyllic alteration has an irregular distribution, spatially associated with fault zones. These zones allowed acid solutions to descend to lower levels.

Drill hole logging reveals that argillic alteration is associated with the faults zones. Frequently the surrounding rock is strongly altered to kaolinite.

Tetra Tech	March 14, 2008	25

Los Azules Copper Project	Minera Andes, Inc.

8.0	DEPOSIT TYPES

The Los Azules deposit demonstrates the characteristics of a porphyry copper system typical of other North and South American porphyry copper systems that have been well documented. The area’s structural preparation in addition to the intrusive granodiorite to quartz diorite porphyry likely formed the conduit for hydrothermal solutions to transport and deposit the initial mineralization.

8.1	Typical Porphyry Copper System

Porphyry deposits form a diverse but genetically related group that is closely associated with intrusive granitic bodies which were emplaced relatively near the surface. Normally, the granitoid rocks exhibit a porphyritic texture in which some minerals form large regular crystals within a matrix of smaller grains. The primary mineralization is dispersed chiefly in veinlet and fracture stockworks that have been demonstrated to have formed during, but relatively late, in the processes of emplacement and consolidation of the related intrusions. The bulk of the primary metallic sulfide minerals may be contained within the intrusion, straddle the contact, or be entirely external but adjacent to it. Whatever the case, the distributions of mineralization and hydrothermal alteration normally form symmetrical patterns that reflect the shape of the intrusion (see Figure 8-1). The granitic rock suite, veinlet and fracture stockworks, breccia bodies, and thermal and hydrothermal alteration are all part of one system closely related in age referred to as the porphyry system.

Porphyry deposits are primarily sources of copper and molybdenum. Some deposits contain only copper, some only molybdenum, many contain copper and molybdenum in a ratio not very different from their ratio of crustal abundance (copper—70 ppm; molybdenum—2 ppm), and a few have molybdenum-to-copper ratios that are greatly in excess of their crustal abundance. The factor required to raise concentrations from the average abundance of crustal rocks to ore grades ranges from about 150 times in the case of copper to about 1000 times for molybdenum.

Significant by-product metals other than molybdenum include gold, silver, rhenium, uranium, tungsten and tin, of which the last two may form the principal metal in deposits. A few other metals could theoretically form primary deposits in a porphyry system and metals normally present in trace amounts can occasionally be unusually abundant such as abnormal amounts of bismuth, arsenic, tin, and cobalt. Lead, zinc, and antimony occur prominently in peripheral veins and trace-element haloes surrounding most porphyry deposits and in late veins within mineralized zones. However, parameters of physical chemistry in porphyry systems, such as temperature and pressure, together with those of space, such as the increasing degree of dispersal with distance from source, and the economics of metal prices make it unlikely that lead, zinc or antimony porphyry deposits exist that can be exploited in the foreseeable future.

The source of metals in porphyry deposits is still a matter of vigorous scientific debate, but most geologists subscribe to one or more of the following three schools of thought.

Tetra Tech	March 14, 2008	26

PROPYLITIC
CL-EP-CB
AB-AA
PHYLLIC
QZ-MS-PY
ARGILLIC
QZ-KA-CL
POTASSIC
QZ-KF-BI
±MS ±AH
CL-MS
EP-MG
QZ-MS
CL-KF
a
VEINS
PERIPHERAL
CP-GA-SL
AU-AG
PERIPHERAL
CP-GA-SL
AU-AG
LOW
PYRITE
SHELL
PY 2%
ORE
SHELL
PY 1%
CP 1-3%
MO 0.03%
LOW
GRADE
CORE
low total
sulfide
CP-PY-MO
PYRITE
SHELL
PY 10%
CP 1-3%
MD TR
MG > PY
MG+PY
MG >
PY + CP
b
VEINS
VEINS
VEINLETS
VEINLETS
VEINLETS >
DISSEMINATED
VEINLETS >
DISSEMINATED
DISS
>VLTS
DISS
+
MICRO VLTS
VLTS >
DISS
DISS
c

FROM (CANADIAN INSTITUTE OF MINING AND METALLURGY 1976)

Issued by:	Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	**Minera Andes Inc.**	Fig8-1.cdr	**Figure 8-1** **Typical Porphyry Copper Deposit**
	Project: Los Azules Copper Project	Project Number: 114-310857	
	Project Location: San Juan Province, Argentina	Date of Issue: 03/14/2008

Los Azules Copper Project	Minera Andes, Inc.

a.	Metals have been concentrated through partial melting of peridotitic rocks of the earth’s upper mantle to form basaltic magma which evolves toward quartz, water, and metal-rich, late-crystallizing granitic rocks.

b.	Metals have been concentrated by partial melting of some combination of basaltic oceanic crust and an encumbant load of saline water-laden and metal-bearing sediments where these have been carried beneath the continental margin or volcanic island arc (subduction) in the descending plate during the process of ocean-floor spreading and continental drift. Magma generated by the resultant heating then evolved as in (a) during the process of ascent and emplacement into the upper crust.

c.	Metals have been leached and concentrated from neighboring host rocks through the influence of a circulating water cell generated by the introduction of a hot granitic body into cooler host rocks that are saturated with saline connate (entrapped) water.

Although porphyry deposits were exploited mostly in the western United States and Chile during the first half of the 20th century, they have been found in the past 50 years to be very widely distributed around the world, principally within linear mountain belts of Mesozoic and Cenozoic age. Within these belts, they occur most commonly in terrains displaying both orogenic volcanic rocks and granitic bodies emplaced near surface. Viewed in greater detail, their distribution is apparently controlled by factors such as distance from subduction zones of convergent crustal plate margins, distribution of faults transverse to the mountain belts, total thickness of the crust, and the chance results of erosion or burial.

8.2	Los Azules Deposit

The hydrothermal system at Los Azules is characterized by porphyry copper, and to a lesser extent gold, mezothermal mineralization that has been emplaced in a sequence of intermediate to felsic volcanic rocks. Many sub-volcanic domes have intruded these volcanic rocks. The dominant structural trend in the area is NW-SE, with structures associated with this trend controlling the emplacement of the sub-volcanic bodies and veins. Secondary structures tend to trend either N-S and/or NE-SW.

The area of visible alteration appears to cover an area of some 8 km NS by 5 km EW. At the core of this alteration halo, the porphyry mineralization has an extension of some 3 km by 1 km. The most obvious and extensive alteration within the area is comprised of moderate to strong quartz-sericite and argillic alteration with local concentrations of tourmaline. Potassic alteration is also present throughout most of the deposit and is represented by K-feldspar and biotite of hydrothermal origin. Retrograde chlorite replaces hydrothermal biotite. Propylitic alteration associated with pyrite-calcite epidote occurs in the external halo. The highest part of the alteration system is characterized by strong acid leaching.

Superimposed on this system is the effect of weathering and oxidation on near-surface rocks as oxygen-rich rainfall percolated downward through the rockmass to the water table, or phreatic surface. This effect is supergene alteration and accounts for the oxidation and enriched zone where copper ions carried in solution precipitate out as chalcocite (and other minerals) when the percolating waters reached the reducing conditions below the water table. At Los Azules, the enriched blanket is encountered between 85 m and 170 m below ground surface. Whether or not this reflects the current groundwater regime is unknown.

The rock descriptions are based on observations from drill core and surface samples as no petrographic work has been done to date. The texture of the intrusive varies from fine-grained,

Tetra Tech	March 14, 2008	28

Los Azules Copper Project	Minera Andes, Inc.

equigranular to porphyritic, with feldspar phenocrysts in an aphanitic groundmass. The majority of the logging was performed by one geologist (Carlos Ulriksen of Rojas and Associates, an Argentine firm responsible for overseeing drilling, drill core splitting, and geologic logging during the 2004 and 2006 field seasons). Although the logging in 2006 was performed by other geologists, Carlos relogged the core to maintain consistency. On site project management during the 2007 field season and the current 2008 field season has been and is currently being handled by Diego Gordillo, a Minera Andes geologist, with assistance from other geologists and staff of Rojas and Associates.

Tetra Tech	March 14, 2008	29

Los Azules Copper Project	Minera Andes, Inc.

9.0	MINERALIZATION

Mineralization at the Los Azules deposit consists of various copper sulfide minerals in two main zones, which consist of the supergene and primary zones. The leached cap zone above the secondary or supergene enrichment zone is void of copper oxide minerals as none have been noted from surface or drill core observations. The upper part of the drill holes generally show a restricted leach zone less than 50 m in depth, but occasionally reach 140 m in depth, represented by limonites, mainly goethite and hematite. Most of the leached zone is by way of pyrite vein oxidation, yielding limonites (mainly goethite). The extension of the alteration halo is only centimeters, on both sides of the vein.

Minerals in the supergene enrichment zone are comprised of chalcocite replacing chalcopyrite and to a lesser extent pyrite. The supergene zone varies considerably in thickness from 40 m to well over 200 m, as some holes bottomed in copper mineralization.

Mineralization in the primary zone is comprised of chalcopyrite and pyrite with minor amounts of bornite and covellite. Although it was not always possible to visually pick the contact between the supergene and primary zone, an attempt was made to pick the zone based on the ratio of copper grade from the sequential chemical copper analysis. When the ratio of copper cyanide soluble to total copper fell below 50%, the zone was considered within the primary zone rather than secondary zone. As the project continues, further review of this determination will be required as the depth to heap-leachable copper will be necessary to determine economic verses non-economic grade copper.

Mineralization controls consist of the extensive stockworks, veining, and faulting as noted in the drill core. Tt noted that faulting is extreme as evident by the significant rubblization of the majority of core holes. Mr. Ken Rippere, a geotechnical consultant hired by MAI, also noted that faulting and brecciation are extreme. In addition, Mr Rippere noted that the oxide cap is generally of better quality then the underlying sulfides and at this time, the anomalous condition has not been explained.

The drill hole spacing of 400 m (north-south) by 200 m (east-west) appears to indicate that the copper porphyry system is continuous from drill hole to drill hole. Locally the mineralized porphyry target appears to extend about 3 km north-south by 1 km east-west.

Tetra Tech	March 14, 2008	30

Los Azules Copper Project	Minera Andes, Inc.

10.0	EXPLORATION

No formal records of previous exploration in the project area exist prior to 1980. Evidence of prospecting (small trenches or pits) exists on some of the cateos. The area is currently active with pre-development work at the El Pachon copper deposit.

The San Juan Province project is a regional reconnaissance program, focused on epithermal gold and gold-copper porphyry targets in the eastern cordillera. All of the lands were acquired based on the results of satellite image analysis. Preliminary field examination, including rock chip sampling and property-wide stream sediment sampling, has been completed on all properties.

MAI’s geologists discovered the Los Azules property through regional exploration and prospecting using Landsat imaging, mapping and sampling. The acquired land position covers approximately half of a large area of hydrothermal alteration typically associated with mineralized systems. Exploration drilling in 1998 within the northern property boundary by BMG discovered significant copper intervals.

BMG also completed an airborne magnetics survey over the entire Los Azules target area. This work also validates the porphyry target on the MAI ground. The base of information for Los Azules is taken primarily from an unsigned “Battle Mountain Gold” report, titled “Los Azules Project”, Final Report, dated September 1999, by Battle Mountain Canada Ltd., San Juan, Argentina and includes drilling data presented on Los Azules along with some of the technical information provided to MAI by BMG under the terms of a joint venture agreement.

In December 2003, MAI initiated an exploration program at Los Azules, including geologic mapping and sampling, ground magnetic and induced polarization geophysical surveys and core drilling. In May of 2004 MAI reported the discovery of a large, enriched (chalcocite) copper in an area defined by geology, MIMDAS deep penetration IP and magnetic geophysical surveys. The mineralized area is approximately 1500 m by 2000 m.

Nine reconnaissance core holes totaling 2,050 m were drilled in the campaign to depths of between 154 to 330 m. The primary focus of the drilling was to test the extension of known leachable (chalcocite) copper mineralization identified on the adjacent property. MAI’s drilling tested a deep penetrating IP chargeability high anomaly as well as a well-defined magnetic low on its eastern flank. Drilling at Los Azules encountered features typical of many porphyry copper systems. In the discovery zone, strongly leached cap rock extended from 65 to 161 m depth followed by an enriched zone of secondary copper mineralization (chalcocite) overlying a zone of mixed secondary and primary (chalcopyrite) copper mineralization. The mineralization in MAI’s drilling was consistent with the mineralization observed in a prior hole drilled by BMG some 220 m north of MAI’s property, which contained a 117-m weighted average interval of 0.61% copper in the enriched zone.

Tetra Tech	March 14, 2008	31

Los Azules Copper Project	Minera Andes, Inc.

11.0	DRILLING

MAI is in its fourth drilling campaign as of this report date. In February 2006, a second drilling campaign was initiated at Los Azules porphyry copper system. Both core and reverse circulation rigs were used in that campaign. The RC rig was used only to case through the unmineralized gravels in 2006.

The holes in 2007 were drilled on a grid spacing of 400 m north-south and 200 m east-west. A total of 12 holes, totaling 2,694 m were drilled in the 2007 campaign, bringing the total number of MIA holes drilled to 32. The 2008 program anticipates drilling 24 holes.

The drilling program will further test the grade and the mineralized extension of supergene leachable copper (chalcocite), identified in prior drill campaigns on MAI’s and Xstrata’s property. Overall, geology from the holes indicates a uniform sequence of dacite porphyry intruding diorite porphyry (granodiorite porphyry). The mineralization and alteration distribution, with respect to the rock type, indicated a lithological control on the disposition of the quartz veins and associated stockwork zones.

The drill locations completed through the 2007 drilling campaign within the Minera Andes area and Xstrata ground are shown on Figure 11-1. The most encouraging results containing significant copper intervals gathered from MAI’s 2004 through 2007 drill seasons are summarized in Table 11-1. Although drill holes from campaigns prior to MAI are shown on the drill hole location map, they are not included in MAI’s database of drill hole information. Sampling information from this year’s drilling is not included in the table as not all assay information is available from the lab at the time of this report.

Drilling on the property begins with UDR diamond core rigs using a tricone bit to pass through surface tallus or gravels where possible. No rotary rigs were on the property during the 2007 field season. Core drilling commenced with HQ size drill steel, narrowing as necessary to reach depths of 300 to 350 m or until the drill passed through the supergene enrichment zone. Several holes have bottomed in mineralization, either because the hole diameter has been reduced to the point that no smaller bits are available or the drill gets stuck or water circulation is lost as there appears to be significant rubbilization in many parts of the deposit.

Drill hole recovery and RQD data is logged at the drill site by an MAI employee. The cuttings or core are transported to the man-camp for splitting and sample gathering. The core is identified by hole number and interval and photographed as whole core. The core is then split using a pneumatic core splitter, bagged, tagged, and prepared for transportation to Mendoza for continued sample preparation at the Alex Stewart lab.

In the four years MAI has been drilling the property, three different drilling companies have worked the deposit. The most recent group is Major from the city of San Juan, just north of Mendoza. Major was operating three drill rigs on site at the time of Tt’s site visit.

Tetra Tech	March 14, 2008	32

La Hoya
Quebrada de la Hoya
Mantos Sector
Cerro Oeste
Cerro Este
Quebrada de Lagunas
Quebrada los Azules
Legend
0 250 500 m

Issued by:

TETRA TECH
350 Indiana Street, Suite 500
Golden, Colorado 80401
(303) 217-5700 (303) 217-5705 fax

Prepared for: **Minera Andes Inc.**	File Name: Fig11-1.cdr
Project: Los Azules Copper Project	Project Number: 114-310857
Project Location: San Juan Province, Argentina	Date of Issue: 03/14/2008

Figure 11-1
Drill Hole Location Map

Los Azules Copper Project	Minera Andes, Inc.

Table 11-1

MINERA ANDES, INC. – LOS AZULES PROJECT

Significant Drilling Results

Drill Hole ID	TD (m)	Intersection		Interval (m)	Total Copper (%)
		FROM (m)	TO (m)
AZ-04-01 (Core)	195	130.0	195.0	65.0	0.62
Includes		150.0	192.0	42.0	0.82
AZ-04-02 (Core)	330.5	164.0	304.0	140.0	0.38
Includes		164.0	190.0	26.0	0.47
includes		230.0	304.0	74.0	0.42
AZ-04-04 (Core)	300.8	162.0	282.0	120.0	0.54
Includes		162.0	202.0	40.0	0.59
Includes		236.0	282.0	46.0	0.64
AZ-04-07 (Core)	168.8	96.0	152.0	56.0	0.44
includes		126.0	152.0	26.0	0.58
AZ-06-10 (Core)	261.35	174.0	261.35	87.35	0.83
AZ-06-11 (Core)	270.7	112.0	270.7	158.7	0.51
AZ-06-14 (Core)	224.55	132.0	180.0	48.0	1.13
includes		136.0	158.0	22.0	1.40
AZ-06-17 (Core)	183.5	66.0	183.5	117.5	0.63
Includes		66.0	124.0	58.0	0.84
AZ-06-19 (Core)	299.4	78.25	299.4	221.15	1.62
Includes		78.25	116.0	37.75	2.22
includes		134.0	146.0	12.0	3.94
AZ-06-20 (Core)	253.3	80.0	226.0	146.0	1.10
Includes		80.0	106.0	26.0	1.54
AZ-07-22 (Core)	271.2	119.0	227.0	108.0	0.69
AZ-07-24D (Core)	278.2	124.0	278.2	154.2	0.55
AZ-07-29B (Core)	226.85	122.0	154.0	32.0	0.79
Includes		160.0	216.0	56.0	0.68

Tt checked the drill hole interval calculations from holes 06-10, 06-11, 06-14, 06-19, and 07-24D and concurs with the total copper calculation. Although Tt did not check the remaining drill hole intervals, we have no reason to believe that they are not correct.

Tetra Tech	March 14, 2008	34

Los Azules Copper Project	Minera Andes, Inc.

12.0	SAMPLING METHOD AND APPROACH

Sample preparation begins at the man camp where the core is labeled and photographed as whole core. The core is split using a pneumatic core splitter. Core that is not whole or is significantly rubblized is passed through a riffle splitter in order to obtain a reasonable sample. One half the core of 2 m sample length is placed in plastic sample bags and tagged accordingly. Both the sample bag and tag are marked with a sample number such that an inventory of samples prepared can be recorded by MAI and checked against an inventory prepared by the lab receiving the samples.

Control standards and blanks as prepared in the Alex Stewart lab from the 2004 course reject material, (this work included sending out 4 splits for control analysis) are included in the sample numbering order. One sample in every batch of 20 is submitted to the laboratory as duplicates with different sample numbers.

Sample recovery from drilling is recorded at the drill site and ranges from zero to 100%. No attempt was made by Tt to determine the average recovery to date as the drilling program is still underway at the time of our visit.

No rock density determination work has been conducted to date, although, MAI plans to conduct such work later in this drilling program if time permits.

For exploration projects, NI 43-101 requires that some core be retained for future examination and verification. All core from the project is transferred to Mendoza and stored in an orderly manner in a local warehouse within three blocks from the office.

Tetra Tech	March 14, 2008	35

Los Azules Copper Project	Minera Andes, Inc.

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

Tt has not completed any independent re-sampling or assaying to verify any of the historic or current data. The following discussion of sampling methodology and approach is taken from a Roscoe Postle Associates, Inc. report entiled “QA/QC Program”, dated February 17, 2004 and prepared for MAI. Tt was able to verify the following observations and sampling program during our February 10 to 15, 2007 site visit.

13.1	Introduction

MAI requested that Roscoe Postle Associates Inc. (RPA) provide some input as to quality assurance/quality control protocols (QA/QC) for sampling and assaying at the Los Azules Copper Project in Argentina. The purpose is to assure good quality sampling and assay results in keeping with NI 43-101 reporting requirements. With more stringent regulatory reporting guidelines under NI 43-101 that came into effect on February 1, 2001, QA/QC has become an important component of exploration and production sampling and assaying.

Quality assurance consists of evidence to demonstrate that the assay data have precision and accuracy that are within generally accepted limits for the sampling and analytical methods used. Quality control consists of procedures used to ensure that an adequate level of quality is maintained in the process of sampling, preparing and assaying the exploration samples. QA/QC programs are designed to prevent or detect contamination and allow assaying precision (repeatability) and accuracy to be quantified. In addition a QA/QC program can disclose the overall sampling – assaying variability of the sampling method itself.

Assay precision and accuracy may have a bearing on the degree of smoothing in grade interpolation for resources estimation and the reliability of block grade estimates for mine planning, depending on the grade interpolation method employed. Accuracy is assessed by a review of assays of certified reference material standards and by check assaying at alternate accredited laboratories. Assay precision is assessed by reprocessing duplicate samples from each stage of the analytical process from sample splitting, through the sample preparation stages of crushing/splitting, pulverizing/splitting, to assaying.

RPA acknowledges that at the exploration stage not all facets of sampling variance can be practically assessed for reasonable costs and the QA/QC program must be practical and suited to the resources available to the project.

13.2	Sample Preparation

RPA has outlined a cost effective and practical assaying QA/QC program as shown in Figure 13-1, based on using an independent, accredited commercial minerals laboratory that will comply with the Mining Standards Task Force (MSTF) recommendations of January 1999.

In general the MSTF recommendations are aimed at assuring that assays are contamination free, are repeatable to an appropriate level of precision, and are accurate and unbiased with respect to assays obtainable at other accredited laboratories. Achieving these objectives entails a program of submitting blind control samples together with batch shipments of samples both from the field and within the minerals laboratory. Control samples consist of blanks, duplicates and reference standard samples in addition to submitting an appropriate number of check samples to outside, independent laboratories to assure assaying accuracy. Blank samples test for contamination; duplicates test for contamination, precision and intra-sample grade variance; and reference standards test for assay precision and accuracy.

Tetra Tech	March 14, 2008	36

Split Core Sample (Field)
Archive 1/2
1/4 Split 1 per Batch
1/2 Ship for Assay
5% Duplicates
5%
5%
Insert Field Blank 1 per Batch
Rejects (minimum 30)
Independent Laboratory Crush and Split
Insert Standard Reference Material 1 per Batch
Check Laboratory Replicate Pulps
5% Replicates
Pulverize and Split
Pulp Split Stored
Insert Lab Standard Pulp Reference Material 1 per Batch
30 Replicates Selected by QP
Insert Lab Pulp Blank 1 per Batch
Insert Lab Replicate Pulp (or Pulp from Reject) 1 per Batch
Assaying/Analysis (Same methods)
Assaying/Analysis (Same methods)

Issued by:	Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, Colorado 80401 (303) 217-5700 (303) 217-5705 fax	***Minera Andes Inc.***	Fig13-1.cdr	**Figure 13-1** **Sample Preparation Diagram**
	Project: Los Azules Copper Project	Project Number: 114-310857	
	Project Location: San Juan Province, Argentina	Date of Issue: 03/14/2008

Los Azules Copper Project	Minera Andes, Inc.

Sample preparation and assaying are done at an independent laboratory. The MSTF recommends sample preparation (crushing, splitting, and pulverizing) at a laboratory separate from the assay laboratory, largely to create an intermediate stage to facilitate insertion of blind pulp reference standards, i.e. which are not recognizable by the assay laboratory. The laboratory should be requested to process samples in sequential order, pulp reference standards may be processed with the core sample batches if numbered in sequence within the batch. If the grade of the reference standard is varied, the grade will not be predictable thus keeping the assaying “honest” and fulfilling the purpose of controlling instrumental calibration drift and assuring accuracy.

13.3	Sample Analyses

MAI has been following RPA’s recommendations. The samples are sent initially to the Alex Stewart lab in Mendoza for sample preparation and assaying duplicates. The primary lab, ACME, receives the prepared samples from Alex Stewart and runs total copper on all samples. Any interval that is greater than 0.20% copper is run through the sequence of copper analyses, which consists of acid soluble copper, cyanide soluble copper and total copper.

Approximately 5% of the core samples are submitted as duplicates. The duplicate samples monitor data variability as a function of sample homogeneity and laboratory precision. Duplicate samples are important early on in a project to identify sample inhomogeneity problems that can be reduced by changing the sample preparation procedures or core size. The duplicates may also monitor sample batches for potential sample mix-ups, laboratory drift, and tampering.

Blind quality control samples from the field are submitted in each batch of 20 regular core samples. The control samples are numbered consecutively with the batch of field samples and are numbered so as to be in the middle of the batch. This numbering system allows simpler laboratory tracking since processing at the laboratory is in numerical order within the batch of samples received. The controls-within-batch procedure allows ready identification of sample batches for which sample preparation and assaying problems are encountered and the problem batch can then be rerun.

MAI has developed its own in-house reference standards for soluble copper. These samples are included in the normal sample runs submitted to the labs.

Both laboratories utilized by MAI have internal quality control samples used in each batch of sampled material provide by MAI. Each assay certificate lists the drill sample results, plus the lab’s internal sample control results that consist of its own duplicates, blank and reference standard pulp with each batch assayed for its internal quality control on precision, instrument drift, and accuracy in order to determine if there are any sampling issues for that particular run. Anomalously high values within batches are verified by re-assay as a matter of routine.

MAI sends a portion of its assay pulps and some crushed rejects to the Alex Stewart lab, an independent accredited commercial laboratory, as a check on the accuracy of the analytical results per MSTF recommendations.

13.4	Security

Core is photographed at site before any work is done on it. Then core halves are stored in wooden boxes with lids and transported to Mendoza for permanent storage in a locked warehouse facility. Digital photography is best since it facilitates electronic transfer, storage, and eventual use for geotechnical study and verification at later stages in the evaluation process.

Tetra Tech	March 14, 2008	38

Los Azules Copper Project	Minera Andes, Inc.

Reporting of assay results from the laboratory is transferred to MAI and Rojas & Associates in electronic format (both Excel files and PDF format). Complete and final assays are prepared by the labs in PDF format with the lab certification results included with each batch.

Tetra Tech	March 14, 2008	39

Los Azules Copper Project	Minera Andes, Inc.

14.0	DATA VERIFICATION

14.1	Verification of Geologic Data

Don Tschabrun of Tt personally reviewed drill core from holes 9, 10, 11, 19, 21, 22, 23, and 25 and compared the information to the core logs. These holes were selected because they represent various portions of the deposit from non-mineralized (#9) to significantly mineralized (#19) segments of the deposit. Drill holes 9, 10, 11, and 19 where reviewed in Mendoza at the drill core repository. Drill holes 21, 22, 23, and 25 were reviewed at the project site.

Tt believes that the quality and detail of the geologic drill logs meets or exceeds that of standard industry practice. Tt agrees with the rock and mineral classification and detail of logging as represented by these drill holes.

14.2	Verification of Analytical Data

Don Tschabrun personally reviewed the entries of copper assays from MAI’s drill hole database as compared to the original assay certificates from Acme, MAI’s primary assayer. The drill hole assay data checked include holes 9, 10, 11, 14, 19, 22 and 25.

It should be noted that although MAI receives all assay data direct from the various commercial assay labs, MAI does not manage the drill hole database. Rojas and Associates is primarily responsible for the drill hole database, and in turn, supplies this information to MAI in Mendoza.

Nevertheless, Mr. Tschabrun checked both sets of data. No inconsistencies were found in the Rojas and Associates data as presented in their report from the 2007 drill campaign (Appendices IV and V). Only very minor discrepancies were noted in MAI’s data set, but since MAI’s database is not the official database, the discrepancies are of no concern.

Tetra Tech	March 14, 2008	40

Los Azules Copper Project	Minera Andes, Inc.

15.0	ADJACENT PROPERTIES

MAI had just recently acquired another cateo immediately east and adjacent to their existing Los Azules cateo. Although no drill hole or dozer cut sample data was available to review, Denis Hall, Nivaldo Rojas, Carlos Ulriksen and Don Tschabrun walked the ridgeline (approximately 4,000 m elevation) to review surface geology. The area was heavily iron stained showing significantly quartz veining. It is MAI’s intent to trench dozer cuts through the iron-stained zone in search of potential copper and precious metal anomalies. Should these samples return positive results, MAI intends to drill these anomalies. However, the drilling season is very short and the main project will receive primary attention.

Tetra Tech	March 14, 2008	41

Los Azules Copper Project	Minera Andes, Inc.

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing tests have been conducted as of the date of this report.

Tetra Tech	March 14, 2008	42

Los Azules Copper Project	Minera Andes, Inc.

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

At the present time, the Los Azules copper deposit is considered to be an advanced-stage exploration project. There are currently no mineral resources or mineral reserves based on Canadian National Instrument 43-101 standards.

Tetra Tech	March 14, 2008	43

Los Azules Copper Project	Minera Andes, Inc.

18.0	OTHER RELEVANT DATA AND INFORMATION

Tt is unaware of any other data and/or information that would be relevant to this report that is not contained in one of the existing sections of this report.

Tetra Tech	March 14, 2008	44

Los Azules Copper Project	Minera Andes, Inc.

19.0	INTERPRETATION AND CONCLUSIONS

Tt believes that MAI is performing work on its Los Azules copper project using standard industry practice and in a manner similar to other companies exploring for similar metals. MAI has taken the necessary steps about getting and following proper advice in managing and handling its exploration and sampling program in accordance with NI 43-101.

No material deficiencies were noted during Tt’s site visit. The drilling, logging of core (cuttings), core preparation and sample transportation, sample preparation and sample analysis seem to be following generally accepted practices in the industry. Drill core is stored in a locked and orderly repository located in Mendoza, Argentina. An appropriate amount of duplicate sampling and check sampling appear to be on-going in a reasonable manner using commercially available labs in Mendoza, with both labs maintaining an international presence.

Tetra Tech	March 14, 2008	45

Los Azules Copper Project	Minera Andes, Inc.

20.0	RECOMMENDATIONS

Tt believes that the Los Azules copper project is being managed and explored for in a reasonable manner, consistent with standard industry practices. Tt has only a few recommendations at this time.

1.	We would suggest that MAI commence rock density testing as soon as practical in order to obtain some initial density measurements for future scoping studies that will likely be initiated in the near future.

2.	We recommend that MAI have petrographic studies performed to determine and substantiate the primary rock types, alteration characteristics, and mineral assemblages. This will facilitate future geologic work and allow coordinated geologic logging. It will also assist in developing the project’s geologic history and potential discovery of new deposits.

3.	Although MAI is making a very diligent effort in maintaining consistency in its logging practice, we recommend that MAI geologists make logging chipboards to represent the primary rock units and alteration types as determined from petrographic work to coordinate and assist future geologic logging.

4.	MAI should continue to drill the Los Azules area in sufficient detail to facilitate the estimation of an Inferred Mineral Resource and eventually an Indicated Mineral Resource compliant with NI 43-101 requirements.

5.	Although Rojas & Associates appear to be doing an excellent job of maintaining the drill hole database and assisting in geologic interpretation, we suggest that MAI take a more active role in maintaining and controlling the database, both in terms of geologic information and the assay data. Although database management requires assigning someone full time to manage and administer the information, MAI will be able to demonstrate that it has complete control of the information and knows exactly what information is available for potential future investors.

Proposed Work Plan

MAI, based on the above recommendations and their own work commitments, has developed a proposed work program to be completed during the 2008 field season. MAI estimates a drilling program during the 2008 field season that will be completed in two phases. Phase 1 will consist of 8 drill holes and Phase 2 will consist of 16 drill holes. All or part of Phase 2 is dependent on the outcome of Phase 1. As with these types of programs, some of the specific work items are dependent on the results of earlier items, and it is expected that some adjustments to the program will be made based on initial results. It is Tt’s opinion that the proposed program is designed to address many of the issues detailed in the recommendations above, is logical in its approach and is representative of the level of financial commitment necessary to complete the proposed work.

Tetra Tech	March 14, 2008	46

Los Azules Copper Project	Minera Andes, Inc.

21.0	REFERENCES

Battle Mountain Gold, Undated internal report, Los Azules Project, San Juan, Argentina.

Drummond, A. D., Ph.D, P.E., May 15, 2003, Untested Potential of the LosAzules Porphyry Copper-Gold Target.

Meldrum, S. J., Los Azules Project, Argentina, December 1999.

MIM Argentina Exploraciones S.A., May 2004, Informe De Actividades de Exploraciones Los Azules, Informe Technico 003, prepared for Xstrata Copper.

MIM Argentina Exploraciones S.A., January 2004, Data Presentation of Geophysics at Los Azules—Minera Andes, prepared for Xstrata Copper

Minera Andes, Inc., 2005 and 2006 Annual Reports.

Minera Andes, Inc., December 2006, Los Azules Project, Drilling Completed in 2006

Hall, Denis, Personal Communications on Concessions, Exploration, and Geology, November 2006 to February 2007.

Rojas, Nivaldo, February 2008, Technical Report on Los Azules Project, Andean Cordillera Region, Calingasta Department, San Juan, Province, Argentina, unpublished report.

Routledge, Richard E., B.Sc., M.Sc., P.Geol, February 17, 2004, QA/QC Program, Roscoe Postle Associates, Inc.

Ulriksen, Carlos, M.Sc., Rojas & Associates, December 2006, Los Azules Project, Drilling Completed in 2006.

Wallis, C. Stewart, P. Geo., January 10, 2006, Los Azules 2006 Drill Program, Roscoe Postle Associates, Inc.

Tetra Tech	March 14, 2008	47

Los Azules Copper Project	Minera Andes, Inc.

22.0	DATE AND SIGNATURE PAGE

Donald B. Tschabrun

Principal Mining Engineer

Tetra Tech, Inc.

350 Indiana Street, Suite 500

Golden, Colorado 80401

Telephone: 303-217-5700

Facsimile: 303-217-5705

Email: don.tschabrun@tetratech.com

CERTIFICATE of AUTHOR

I, Donald B. Tschabrun., do hereby certify that:

1.	I am currently employed by Tetra Tech, Inc. at:

350 Indiana Street

Suite 500

Golden, Colorado 80401

2.	I graduated with a degree in Geological Engineering (BS) from the Colorado School of Mines, Golden Colorado in 1976. In addition, I graduated from the Colorado School of Mines, Golden, Colorado, with a graduate degree in Mineral Economics (MS) in 1981.

3.	I am a Member of the Australasian Institute of Mining and Metallurgy (number 225119) and a member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME).

4.	I have practiced my profession as a mining professional continuously since graduation for a total of 32 years.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of the technical report titled “Los Azules Copper Project, San Juan Province, Argentina, NI 43-101 Technical Report” dated 26 March 2008. The date of my most recent visit to the subject property was February 11–15, 2007.

7.	I have either supervised the data collection, preparation, and analysis and/or personally completed an independent review and analysis of the data and written information contained in this Technical Report.

8.	I have not had prior involvement with Minera Andes, Inc. on the property that is the subject of this Technical Report.

Tetra Tech	March 14, 2008	48

Los Azules Copper Project	Minera Andes, Inc.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.	I do not hold, nor do I expect to receive, any securities or any other interest in any corporate entity, private or public, with interests in the properties that are the subject of this report or in the properties themselves, nor do I have any business relationship with any such entity apart from a professional consulting relationship with the issuer, nor to the best of my knowledge do I have any interest in any securities of any corporate entity with property within a two (2) kilometer distance of any of the subject properties.

11.	I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

12.	I consent to the filing of the Technical Report with any stock exchanges or other regulatory authority and any publication by them, including electronic publication in the public company files on the websites accessible by the public, of the Technical Report.

Dated this 26th Day of March 2008.

Donald B. Tschabrun, MAusIMM 225119

Tetra Tech	March 14, 2008	49

Los Azules Copper Project	Minera Andes, Inc.

23.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

As the Los Azules copper deposit is an advanced-stage exploration project, there are no applicable data for this section at this time.

Tetra Tech	March 14, 2008	50

Los Azules Copper Project	Minera Andes, Inc.

24.0	ILLUSTRATIONS

All of the illustrations used in the preparation of this report appear in each of their respective sections.

Tetra Tech	March 14, 2008	51